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                              November 10, 2020

       Justin Mirro
       Chief Executive Officer
       Kensington Capital Acquisition Corp.
       1400 Old Country Road, Suite 301
       Westbury, New York 11590

                                                        Re: Kensington Capital
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 9,
2020
                                                            File No. 333-248930

       Dear Mr. Mirro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2020 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       General

   1.                                                   We note your response
to comment one. We note that you are you are issuing
                                                        201,169,095 shares of
New QuantumScape Class A Common Stock in connection with
                                                        the Business
Combination. However, you are only registering 199,527,807 New
                                                        QuantumScape Class A
Common Stock. Please advise.
       Certain U.S. Federal Income Tax Considerations , page 123

   2. We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise the tax disclosure in
your registration statement to clearly identify and articulate the opinion being rendered
and state clearly that it is the opinion of the named counsel.
 Justin Mirro
Kensington Capital Acquisition Corp.
November 10, 2020
Page 2
Exhibit Index, page II-2

3. We note that your exhibit index reflects "form of" legal and tax opinions. Please update.
       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Martin James,
Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
3671 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameJustin Mirro
                                                            Division of
Corporation Finance
Comapany NameKensington Capital Acquisition Corp.
                                                            Office of
Manufacturing
November 10, 2020 Page 2
cc:       Charles A. Samuelson
FirstName LastName